FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
Exhibit 1	Press Release dated October 28, 2002.

TransAlta buys wind power company Vision Quest

Plans to become Canada's leading developer of renewable energy

CALGARY, Alberta (Oct. 28, 2002)  TransAlta Corporation (TSX: TA; NYSE: TAC) today announced an agreement to purchase Vision Quest Windelectric Inc. for $37 million. This deal brings TransAlta's total investment in the Calgary wind power company to $50 million. TransAlta will also assume Vision Quest's $32 million debt.

"The purchase of Vision Quest is the cornerstone of our renewable energy strategy," said Steve Snyder, TransAlta's President and CEO. "TransAlta's long-term goal is to have 10 per cent of our total generation from renewable energy. Vision Quest and its superb management team provide one of the strongest platforms in North America for wind power development.

"This transaction also reflects our commitment to a multi-fuel, balanced approach to electricity generation and a commitment to sustainable development. Renewables, including wind power, are an important part of that mix."

The purchase is expected to close before year-end subject to regulatory approval and further due diligence. Vision Quest will become a wholly owned, independently operated subsidiary of TransAlta.

"We are very excited about this deal and the future growth of our company," said Fred Gallagher, Managing Director and CEO of Vision Quest. "TransAlta demonstrated its confidence in wind power over two years ago with its first investment in Vision Quest. This latest investment confirms the significant opportunity to grow wind energy as a major source of electrical generation. Vision Quest is now better positioned, stronger and more capable to expand rapidly."

Vision Quest owns and operates 67 wind turbine power plants with 44 megawatts of total peak capacity. This is enough energy to supply more than 20,000 average Canadian homes annually. Vision Quest is active in Alberta as a generator, holds electricity retailer licenses in Ontario, and has interests in wind power projects in several other provinces.

TransAlta has a long track record of action on sustainable development. In addition to investing in wind power, TransAlta has:

Reduced its Canadian net carbon dioxide emissions by 18 per cent (or nearly 5 million tonnes annually) since 1990, despite the fact that its Canadian electricity production is up 13 per cent.

Met 100 per cent of the electricity needs of its corporate headquarters through wind generation since July 1, 2001.

-More-

Led the development of new technology to reduce and even eliminate carbon dioxide and air emissions from coal-fired generation. TransAlta is a founding member of the Canadian Clean Power Coalition that plans to build and operate two full-scale clean coal demonstration plants, the first by 2007.

Pioneered the development of international offsets as well as emission trading programs, both now seen as critical elements of its global climate change improvement strategy.

For the fourth consecutive year been listed on the Dow Jones Sustainability World Index, recognizing TransAlta as one of the world's most sustainable companies.

Invested $10 million in distributed generation, which uses small-scale electric generators close to the user or load being served.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico.

Vision Quest Windelectric Inc. is a private Canadian company based in Calgary. It is an independent power producer, owning a fleet of 67 wind turbine power plants. Vision Quest is active in Alberta as a generator, holds electricity retailer licenses in Ontario, and has interests in wind power projects in several other provinces.

B-Roll and high resolution (1,200 dpi) electronic photos are available on request.

For more information:

Media inquiries, TransAlta

Nadine Walz, Media Relations Specialist

Phone: (403) 267-3655

Pager: (403) 213-7041

E-mail: media_relations@transalta.com

Investor inquiries, TransAlta

Daniel J. Pigeon, Director, Investor Relations

Phone: 1-800-387-3598 in Canada and U.S.

Phone: (403) 267-2520 Fax (403) 267-2590

E-mail: investor_relations@transalta.com

Inquiries, Vision Quest

Jason Edworthy, Executive Director

Phone: (403) 289-4553, ext 4265

Cell: (403) 651-5678

E-mail: edworthy@greenenergy.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: October 28, 2002